WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

September 18, 2006

Ms. Charito A. Mittelman
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549-0408

Re: Shanghai Yutong Pharma, Inc.
Registration Statement on Form 10-SB
Amendment No. 2.
File No. 0-51811

Dear Ms. Mittelman:

We have filed on behalf of our client a clean and marked version of Amendment No. 2 on EDGAR.

We have attached a cross-reference chart with comment letter responses. The page numbers refer to pages in the clean copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.